Exhibit 3.1

Amendment to Bylaws of Realty Income Corporation

February 21, 2012

Effective February 21, 2012, the Board of Directors of Realty Income Corporation approved the following amendment to the Amended and Restated Bylaws, as amended, of Realty Income Corporation (the “Bylaws”)

The first sentence of Article IV, Section 2 of the Bylaws is hereby deleted, and the following is inserted in lieu thereof:

The Corporation shall have a board of eight (8) directors.